SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2003

Telefonica of Argentina Inc.

(Translation of registrant’s name into English)

Telefónica de Argentina S.A.

Tucumán 1, 18th Floor

1049 Buenos Aires, Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Telefónica de Argentina S.A.

Table of Contents

Item
1.

Attached hereto as Exhibit A is an English translation of the letter filed with the Buenos Aires Stock Exchange regarding board approval of financial statements and supplementary documentation corresponding to the fiscal year ended as of December 31, 2002.

Buenos Aires, February 13th, 2003.

Messrs.

Bolsa de Comercio de Buenos Aires

Re.:  Information about Section 62, Listing Regulations.

Dear Sir:

We are writing to you in compliance with the provisions set forth in Section No. 62 of the Listing Regulations, in order to inform you that, at the meeting held on February 12th, 2003, the Company Board of Directors approved the financial statements and supplementary documentation corresponding to the fiscal year ended as of December 31st, 2002.

Therefore, we hereby provide you with the following data (values denominated in legal tender as of December 31st, 2002 and in million pesos):

1)	Fiscal year Income(loss)

	—	Ordinary Income(loss)	$(3,439)
	—	Extraordinary Income(loss)	—

2)	Breakdown of Stockholders’ Equity divided by items and amounts:

	—	Capital Stock (par value)	$1,746
	—	Capital Stock integral adjustment	$2,109
	—	Legal reserve	$412
	—	Provision for future dividend	$1,616
	—	Retained earnings	$(3,490)

		Total Stockholders’ Equity	$2,393

3)	Proposal for earnings allocation

	—	Previous fiscal year retained earnings	$(51)
	—	Fiscal Year Income(loss)	$(3,439)
	—	Retained earnings as of December 31st, 2002	$(3,490)

The Board of Directors will put forward the allocation of Retained Earnings to the Shareholders’ Meeting.

The Company will not distribute profits or dividend. Additionally, the Board of Directors has not put forth any proposal for capitalization of earnings, capital monetary adjustments, or other adjustments. Moreover, the Company has a provision for future dividend which amounts to 1,616 million. The distribution of such provision is fully restricted.

4)	Find below the Company capital stock composition:

Class A Common Stock (1 vote)	Class B Common Stock (1 vote)	Company Capital Stock (1)
1,091,847,170 (62.53% of capital stock)	654,205,259 (37.47% of capital stock)	1,746,052,429

(1)	To date, the capital decrease resulting from the corporate reorganization is filed under the Public Registry of Commerce. Moreover, a stock swap dated December 12th, 2001 was made.

The table below shows the number of shares which do not belong to the Company controlling stockholder or group at the closing date of the quarterly financial statements.

Shareholder	Class A Common Stock (1 vote)	Class B Common Stock (1 vote)	Total Stocks	% of Company Capital Stock
Public	—	(2)34,300,446	34,300,446	1.96

(2)	They amount to 5.2% of Class B Common Stock.

5)	The impact of the peso devaluation on the consolidated net monetary position in foreign currency—net of the income (loss) for exposure to inflation—amounted to a loss of $ 2,454 million.

6)	Pursuant to Technical Resolution (TR) No. 10 of the Argentine Federation of Professional Public Accountants Association (F.A.C.P.C.E., in Spanish,) during the fiscal year ended as of December 31st, 2002, translation differences net of the inflation effect for 29 million in works in progress, under the item fixed assets, were implemented.

Further to the provisions stated in General Resolution No. 398 of the C.N.V., the translation differences added to the assets act as an advance recognition of the currency purchasing power variation, and will be included in the book value restatement of the assets eligible for the translation difference application. In this respect, the translation difference residual value, applicable pursuant to the provisions set forth in General Resolution MD 3/2002, as of December 31st, 2002, was absorbed by the value of those assets restated in legal tender, since the inflation ratio is applied to the values of accounting costs immediately prior to the application stated in that resolution.

Claudia Ferreyra	Pablo Llauró
Accounting Manager	Attorney

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONICA DE ARGENTINA S.A.
By:	/S/ PABLO LLAURÓ

	Name:	Pablo Llauró
	Title:	Assistant General Counsel

Date:  February 19, 2003